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Exhibit 21.1

Subsidiaries of the Company

SUBSIDIARY	STATE OF INCORPORATION
Amite Foundry and Machine, Inc.	Louisiana
Prospect Foundry, Inc.	Minnesota
Quaker Alloy, Inc.	Pennsylvania
Canadian Steel Foundries Ltd.	Quebec, Canada
Kramer International, Inc.	Wisconsin
Empire Steel Castings, Inc.	Pennsylvania
La Grange Foundry Inc.	Missouri
The G&C Foundry Company	Ohio
Los Angeles Die Casting Inc.	California
Canada Alloy Castings, Ltd.	Ontario, Canada
Pennsylvania Steel Foundry & Machine Company	Pennsylvania
Jahn Foundry Corp.	Massachusetts
Inverness Castings Group, Inc.	Delaware
Atchison Casting UK Limited	England
Sheffield Forgemasters Group, Ltd.	England
Sheffield Forgemasters Engineering Ltd.	England
Sheffield Forgemasters Rolls Ltd.	England
Claremont Foundry, Inc.	Delaware
London Precision Machine & Tool Ltd.	Ontario, Canada
Fonderie d'Autun SA	France

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Subsidiaries of the Company